Exhibit 12.1

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended September 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$135,760	$158,801	$242,675	$105,006	$179,140	$148,817	$123,234
Fixed charges less capitalized interest and preferred dividends	174,362	180,115	239,844	231,934	242,357	262,978	280,018
Distributed income of equity investees	15,697	14,563	21,866	15,995	17,074	9,586	4,959
Equity in losses of equity investees for which charges arise from guarantees	—	(231)	(63)	(44)	—	—	(1,646)
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(196)	(302)	(273)	(3,069)	(3,729)	(4,158)	(4,203)
Total earnings	$325,623	$352,946	$504,049	$349,822	$434,842	$417,223	$402,362

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$174,362	$180,115	$239,844	$231,934	$242,357	$262,978	$280,018
Capitalized interest	3,085	4,566	7,246	5,837	2,671	4,955	3,577
Preferred dividends (3)	33,669	33,669	44,892	59,529	68,197	63,020	53,289
Total combined fixed charges and preferred dividends	$211,116	$218,350	$291,982	$297,300	$313,225	$330,953	$336,884

Ratio of earnings to combined fixed charges and preferred dividends	1.54	1.62	1.73	1.18	1.39	1.26	1.19

(1)	The interest portion of rental expense is not calculated because the rental expense of the Company is not significant.

(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

(3)	Includes preferred distributions to the Company's partner in CW Joint Venture, LLC, through September 2013 when the outstanding perpetual preferred joint venture units were redeemed.